Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Quartzsea Acquisition Corporation on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated December 23, 2024, except for Note 9 and Note 10, as to which the date is February 21, 2025 and March 10, 2025, respectively, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audit of the financial statements of Quartzsea Acquisition Corporation as of November 30, 2024 and for the period from November 5, 2024 (inception) through November 30, 2024, which report appears in Amendment No. 3 to the Registration Statement on Form S-1(File No. 333-285152) of Quartzsea Acquisition Corporation.

CBIZ CPAs P.C.

Morristown, NJ

March 17, 2025